UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
(Mark one)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

Or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to ____

Commission file number 0-20388

A.      Full title of the plan and the address of the plan, if different from that of the issuer named below:

LITTELFUSE, INC. 401(K) RETIREMENT AND SAVINGS PLAN

B.      Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.

Littelfuse, Inc.
8755 W. Higgins Road
Suite 500
Chicago, Illinois 60631

Financial Statements and Supplemental Schedule Littelfuse, Inc. 401(k) Retirement and Savings Plan Years Ended December 31, 2010 and 2009 With Report of Independent Registered Public Accounting Firm

Littelfuse, Inc. 401(k) Retirement and Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2010 and 2009

Report of Independent Registered Public Accounting Firm

Plan Management
Littelfuse, Inc. 401(k) Retirement and Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Littelfuse, Inc. 401(k) Retirement and Savings Plan as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
June 29, 2011
Chicago, Illinois

Littelfuse, Inc. 401(k) Retirement and Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2010	2009
Assets
Investments, at fair value	$38,991,141	$36,947,858
Notes receivable from participants	404,536	561,638
Total assets	39,395,677	37,509,496
Net assets available for benefits	$39,395,677	$37,509,496

See accompanying notes.

Littelfuse, Inc. 401(k) Retirement and Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2010	2009
Additions
Investment income:
Net appreciation in fair value of investments	$5,255,218	$8,302,041
Interest and dividends	653,401	424,395
	5,908,619	8,726,436

Interest income on notes receivable from participants	36,005	52,842

Contributions:
Employer	914,227	553,203
Participants	1,920,336	2,466,820
Rollovers	45,359	54,539
	2,879,922	3,074,562

Total additions	8,824,546	11,853,840

Deductions
Distributions to participants	6,938,365	7,216,826
Net increase	1,886,181	4,637,014

Net assets available for benefits at beginning of year	37,509,496	32,872,482

Net assets available for benefits at end of year	$39,395,677	$37,509,496

See accompanying notes.

Littelfuse, Inc. 401(k) Retirement and Savings Plan

Notes to Financial Statements

For the Year Ended December 31, 2010

1. Description of the Plan

The following description of the Littelfuse, Inc. 401(k) Retirement and Savings Plan (the Plan) provides general information about the Plan’s provisions. Littelfuse, Inc. (the Company) is the plan sponsor. Participants should refer to the plan document and summary plan description for a more complete description of the Plan’s provisions, copies of which may be obtained from the plan sponsor.

General

The Plan is a defined-contribution plan, which is optional to all eligible employees of the Company. Eligible participants are automatically enrolled in the Plan unless they affirmatively decline to participate. The entry date into the Plan is the first day of each Plan year month.

The Plan is administered by the T. Rowe Price Trust Company (the Trustee) under the direction of the plan administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may make elective deferral contributions to the Plan in any pay period up to a maximum of 90% of their eligible compensation for that pay period, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified plans. If automatically enrolled, a participant’s deferral is set at 2% of eligible compensation until changed by the participant. All eligible participants contributing less that 10% will have their deferral rate increased by 1% annually until they reach 10% or opt-out of the automatic increase. Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions. Highly compensated participants, as defined by the Internal Revenue Service (IRS), are subject to more restrictive maximum limits. The Company matches participant contributions dollar for dollar up to the first 4% of the participant’s eligible compensation, as defined in the Plan.  All contributions are subject to certain limitations of the Internal Revenue Code (the Code).

Participants direct their elective contributions into various investment options offered by the Plan and can change their investment options on a daily basis. If a participant is automatically enrolled, their contributions are invested in the applicable lifestyle fund based on the participant’s age until the participant changes their election. The Company’s contributions are allocated in the same manner as that of the participant’s elective contributions.

Littelfuse, Inc. 401(k) Retirement and Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions and the Company’s matching contributions and allocations of plan earnings, and is charged with an allocation of administrative expenses. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. Allocations of administrative expenses are based on the participant’s account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Effective January 1, 2010, the Company match became dollar for dollar up to 4% of eligible employee pay. Previously the Company match was $0.50 for each dollar up to 4% of eligible pay.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon, as well as the Company’s matching contributions.

Forfeitures

Forfeited balances of terminated participants’ accounts are utilized on a prioritized basis in the Plan year in which the forfeiture occurs, and may be used to reduce future Company contributions.

Participants are entitled to receive a distribution of the vested balances in their accounts upon reaching age 59 1/2, termination of employment, disability, death, or in the event of a financial hardship. Distributions may be made in a lump sum or in periodic installments and are taxable to the participant when received. Distributions prior to 59 1/2 may subject the participant to a 10% federal income tax penalty.

Participant Loans

Participants may borrow from their accounts in increments of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The $50,000 limit is reduced by the participant’s highest outstanding loan balance during the preceding 12-month period. A participant may not have more than two loans outstanding at any point in time.

Littelfuse, Inc. 401(k) Retirement and Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

The loans bear interest at a rate commensurate with local prevailing rates at the date of issuance as determined quarterly by the plan administrator. Principal and interest is paid ratably through monthly payroll deductions. If a participant terminates employment with the Company, they may continue to make loan payments through a pre-authorized check agreement. If the loan is not repaid, it will automatically be treated as a distribution to the participant after 3 months.

Payment of Benefits

Upon separation from service with the Company due to death, disability, retirement or termination, a participant whose vested account balance exceeds $1,000 may elect to receive either a lump-sum or may elect installment payments on a quarterly or annual basis. A participant whose vested account balance is $1,000 or less and has not commenced receiving installment payments will automatically receive a lump-sum distribution equal to their vested account balance after 3 months.

In-service withdrawals are available in certain limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the IRS and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Reclassifications

Certain prior year amounts in the statement of net assets available for benefits have been reclassified to conform to the current year presentation.

Littelfuse, Inc. 401(k) Retirement and Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2010 or 2009. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

2. Summary of Significant Accounting Policies and Other Information

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price).

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In September 2010, the Financial Accounting Standards Board (FASB) issued authoritative guidance titled Reporting Loans to Participants by Defined Contribution Pension Plans.

Littelfuse, Inc. 401(k) Retirement and Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies and Other Information (continued)

The guidance requires participant loans to be measured at their unpaid principal balance plus any accrued by unpaid interest and classified as notes receivable from participants. Previously loans were measured at fair value and classified as investments. The guidance is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively. Adoption of this guidance did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.

In January 2010, the FASB issued authoritative guidance titled Improving Disclosures about Fair Value Measurements. The guidance amended previous guidance to clarify certain existing fair value disclosures and require a number of additional disclosures. The new guidance clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. The new guidance also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, the new guidance introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the new guidance is effective for reporting periods beginning after December 15, 2009. Since the guidance only affects fair value measurement disclosures, adoption of the new guidance did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

Fair Value Measurements

In accordance with the FASB authoritative guidance titled Fair Value Measurements and Disclosures, assets and liabilities measured at fair value are categorized into the following fair value hierarchy:

Level 1 – Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market that the Plan has the ability to access at the measurement date.

Level 2 – Fair value is based on quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Littelfuse, Inc. 401(k) Retirement and Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies and Other Information (continued)

Level 3 – Fair value is based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. These inputs reflect management’s judgment about the assumptions that a market participant would use in pricing the investment and are based on the best available information, some of which may be internally developed.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation technique and inputs used for each major class of assets measured at fair value by the Plan.

Registered investment companies – Valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end.

Common stock – Valued at the last reported prices on an active national securities exchange on the last business day of the plan year.

The following tables set forth, by level within the fair value hierarchy, the Plan’s investment assets at fair value. There were no liabilities subject to fair value measurements.

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Assets
Littelfuse, Inc. common stock	$2,478,588	$-	$-	$2,478,588
Registered investment companies:
Fixed income	7,547,920	-	-	7,547,920
Equity	28,005,447	-	-	28,005,447
Lifestyle	959,186	-	-	959,186
Investments, at fair value	$38,991,141	$-	$-	$38,991,141

Littelfuse, Inc. 401(k) Retirement and Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies and Other Information (continued)

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Assets
Littelfuse, Inc. common stock	$1,959,506	$-	$-	$1,959,506
Registered investment companies
Fixed income	8,849,430	-	-	8,849,430
Equity	26,079,782	-	-	26,079,782
Lifestyle	59,140	-	-	59,140
Investments, at fair value	$36,947,858	$-	$-	$36,947,858

3. Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2010 and 2009, are as follows:

	2010	2009

T. Rowe Price Growth Stock Fund	$6,488,159	$5,776,749
T. Rowe Price Equity Income Fund	5,905,593	5,635,016
T. Rowe Price New Horizons Fund	4,277,390	3,602,390
T. Rowe Price Prime Reserve Fund	4,240,530	5,244,011
T. Rowe Price New Income Fund	3,307,390	3,605,419
Littelfuse, Inc. Common Stock	2,478,588	1,959,506
T. Rowe Price Mid-Cap Growth Fund	2,465,345	2,310,618
T. Rowe Price International Stock Fund	2,462,415	2,247,702
T. Rowe Price Equity Index 500 Fund	2,395,861	2,473,785
T. Rowe Price Small-Cap Value Fund	2,199,392	2,136,892
T. Rowe Price Mid-Cap Value Fund	*	1,896,670

*Did not meet 5% threshold.

Littelfuse, Inc. 401(k) Retirement and Savings Plan

Notes to Financial Statements (continued)

3. Investments, continued

For the years ended December 31, 2010 and 2009, the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated in fair value as follows:

	2010	2009

Registered investment companies	$4,388,745	$7,286,598
Littelfuse, Inc. common stock	866,473	1,015,443
	$5,255,218	$8,302,041

4. Income Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated March 31, 2008 stating that the form of the plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and therefore the related trust is tax-exempt. In accordance with Revenue Procedures 2010-6 and 2005-16, the plan administrator has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. In addition, the Plan has applied for, but has not received its own determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Code. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examination for years prior to 2007.

5. Related-Party Transactions

Littelfuse Inc. Common Stock

Transactions in shares of Littelfuse Inc. common stock qualify as party-in-interest transactions. At December 31, 2010 and 2009, the Plan held 52,669 and 60,949 shares of Littelfuse, Inc. common stock, respectively, representing 6.3% and 5.2%, respectively, of the total net assets of the Plan.

Littelfuse, Inc. 401(k) Retirement and Savings Plan

Notes to Financial Statements (continued)

5. Related-Party Transactions, continued

Registered Investment Companies Managed by T. Rowe Price

Certain Plan investments are shares of registered investment companies managed by the Trustee of the Plan. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. Fees paid by the Plan to the Trustee of the Plan for investment management services were deducted from the net asset values of shares of registered investment companies held by the Plan.

6. Administrative Expenses

All administrative and record-keeping fees of the Trustee and certain accounting and legal expenses of the Plan are paid by the Company on behalf of the Plan.

7. Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

Littelfuse, Inc. 401(k) Retirement and Savings Plan

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

EIN 36-3795742 Plan #002

December 31, 2010

Identity of		Number	Current
Issuer	Description	of Shares	Value

T. Rowe Price*	Growth Stock Fund	201,809	$6,488,159
T. Rowe Price*	Equity Income Fund	249,286	5,905,593
T. Rowe Price*	New Horizons Fund	127,721	4,277,390
T. Rowe Price*	Prime Reserve Fund	4,240,530	4,240,530
T. Rowe Price*	New Income Fund	348,513	3,307,390
Littelfuse, Inc.*	Common Stock	52,669	2,478,588
T. Rowe Price*	Mid-Cap Growth Fund	42,121	2,465,345
T. Rowe Price*	International Stock Fund	173,044	2,462,415
T. Rowe Price*	Equity Index 500 Fund	70,758	2,395,861
T. Rowe Price*	Small-Cap Value Fund	60,874	2,199,392
T. Rowe Price*	Mid-Cap Value Fund	76,394	1,811,292
T. Rowe Price*	Retirement 2020 Fund	18,754	308,317
T. Rowe Price*	Retirement 2010 Fund	14,963	229,537
T. Rowe Price*	Retirement 2025 Fund	8,498	102,319
T. Rowe Price*	Retirement Income Fund	7,515	98,521
T. Rowe Price*	Retirement 2040 Fund	3,598	62,679
T. Rowe Price*	Retirement 2015 Fund	4,500	53,510
T. Rowe Price*	Retirement 2035 Fund	3,498	42,780
T. Rowe Price*	Retirement 2030 Fund	2,363	40,827
T. Rowe Price*	Retirement 2045 Fund	1,101	12,779
T. Rowe Price*	Retirement 2055 Fund	544	5,243
T. Rowe Price*	Retirement 2050 Fund	275	2,674
			38,991,141
Participant loans*	Loans receivable with varying maturities;
	interest rate of 8%		404,536
			$39,395,677

*Indicates party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Littelfuse, Inc.
Littelfuse, Inc. 401(K) Retirement and Savings Plan

Dated: June 29, 2011	By:	/s/ John T. Quille
John T. Quille
Chief Accounting Officer
Plan Administrator